UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
535919203
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS Mark Cuban

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		6,369,315 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,369,315 (1)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,369,315 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) As discussed in Item 4, If Mr. Cuban does not withdraw his tendered shares, the Icahn Group will purchase all of Mr. Cuban’s Common Stock at a price of $7.00 per share, pursuant to the terms of their offer and acquire the commensurate voting rights associated with that Common Stock.

Page 2 of 4 Pages

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on April 15, 2010 (as amended and supplemented, collectively, the “Schedule 13D”), relating to common stock, no par value, of Lions Gate Entertainment Corp. Initially capitalized terms used herein that are not otherwise defined herein shall have the same meaning attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
Mr. Cuban has tendered his shares of Common Stock to the entities affiliated with Carl Icahn (“Icahn Group”) as part of their offer to purchase up to all of the outstanding Common Stock of the Issuer. Mr. Cuban reserves the right to withdraw his shares of Common Stock and may dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. If Mr. Cuban does not withdraw his tendered shares, the Icahn Group will purchase all of Mr. Cuban’s Common Stock at a price of $7.00 per share, pursuant to the terms of their offer and acquire the commensurate voting rights associated with that Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
Mr. Cuban has tendered his shares of Common Stock to the Icahn Group. If Mr. Cuban does not withdraw his tendered shares, the Icahn Group will purchase all of Mr. Cuban’s Common Stock at a price of $7.00 per share, pursuant to the terms of their offer and acquire the commensurate voting rights associated with that Common Stock.

Page 3 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 11, 2010	/s/ Mark Cuban
Mark Cuban

Page 4 of 4 Pages